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VIA ELECTRONIC MAIL AND EDGAR FILING

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street NE
Washington, D.C. 20549
Attention: Ms. Christina Chalk and Mr. Shane Callaghan

February 7, 2024

Re:
Concentra Biosciences, LLC
Theseus Pharmaceuticals, Inc.
Schedule TO-T/A Filed January 30, 2024
Filed by Concentra Merger Sub II, Inc., Concentra Biosciences, LLC,
Tang Capital Partners, LP, and Tang Capital Management, LLC
File No. 005-92944

Dear Ms. Chalk and Mr. Callaghan:

On behalf of Concentra Biosciences, LLC (the “Parent”), Concentra Merger Sub II, Inc. (“Purchaser”, and collectively with Parent, Tang Capital Partners, LP and Tang Capital Management, LLC, the “Co-Offerors”), please find responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 2, 2024 (“Letter”), with respect to its Schedule TO-T/A filed on January 30, 2024 (the “Schedule TO”) and the Amended and Restated Offer to Purchase, dated January 30, 2024 (the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”). Concurrently with delivery of this letter, the Co-Offerors have filed an amendment to the Schedule TO-T/A (the “Schedule TO Amendment”), which reflects revisions to address the Staff’s comments.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter. Unless otherwise specified, all references to page numbers and captions correspond to the Schedule TO and all capitalized terms used but not defined herein have the same meaning as in the Tender Offer Materials.

General

1.
We reissue in part prior comment 2 in our letter dated January 22, 2024. Please elaborate on the “co-offerors’ assessment of the CVR Products.” While you explain that Theseus did not receive any proposals during its efforts to out-license THE-349, please specify why the co-offerors believe that they will similarly be unable to enter into a Disposition of any of the CVR Products during the Disposition Period. Additionally, please elaborate on what “unknown and unforeseen liabilities” the co-offerors believe will arise following the Closing Date.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Tender Offer Materials through the Schedule TO Amendment to add the following underlined language:

“The co-offerors’ estimate of the Disposition Proceeds is based on the co-offerors’ assessment of the CVR Products together with Theseus’ independent estimate. The CVR Products are early-stage product candidates for which there are no plans to further advance in development. Theseus conducted an extensive business development process throughout 2023 in an effort to out-license, regionally or globally, THE-349, the most advanced CVR Product. Following outreach to more than 50 parties, Theseus received no proposals. The co-offerors believe, based on their experience operating and investing in biotechnology companies, that the Disposition Proceeds will most likely be $0.00 because (i) Theseus’ business development efforts were unsuccessful, (ii) market conditions have not substantially changed since Theseus’ business development efforts, and (iii) the CVR Products beyond THE-349 are even less advanced than THE-349. Even if market conditions were to change for the better, there would still be significant uncertainty regarding co-offerors’ ability to attract a potential acquirer for the CVR Products and, even if co-offerors were to be successful in negotiating transaction terms with a potential acquirer of the CVR Products, whether any potential acquirer of the CVR Products would be able to (i) initiate and complete successful nonclinical studies and clinical trials for any product related to or based upon the CVR Products, (ii) conduct sufficient clinical trials or other studies to support the approval and commercialization of any product related to the CVR Products, (iii) demonstrate to the satisfaction of the U.S. Food and Drug Administration and similar foreign regulatory authorities the safety and efficacy and acceptable risk-to-benefit profile of any product related to the CVR Products, (iv) seek and obtain regulatory marketing approvals for any product related to the CVR Products, (v) establish and maintain supply and manufacturing relationships with third parties to ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply, (vi) launch and commercialize any product candidates that were to obtain marketing approval and, if launched, successfully establish a sales, marketing and distribution infrastructure, (vii) demonstrate the necessary safety data post-approval to ensure continued regulatory approval, (viii) demonstrate the actual and perceived benefits of any product related to the CVR Products, if approved, relative to existing and future alternative therapies based upon availability, cost, risk and safety profile, drug-drug interactions, ease of administration, side effects and efficacy, (ix) obtain coverage and adequate product reimbursement from third-party payors, including government payors, (x) achieve market acceptance for any approved products, (xi) address any competing technological and market developments, (xii) negotiate favorable terms in any collaboration, licensing or other arrangements into which such acquirer may enter in the future and perform its obligations under such collaborations, (xiii) establish, maintain, protect and enforce intellectual property rights related to the CVR Products and (xiv) attract, hire and retain qualified personnel, among other unknowns.”

“The co-offerors estimate that the amount that will be payable under the CVRs with respect to the Further Savings Proceeds is based on: (i) co-offerors’ extensive experience winding down biotechnology companies and clinical studies; and (ii) factors that may occur within 180 days following the Closing Date, such as the incurrence of unknown or unforeseen liabilities, such as unanticipated legal costs, clinical study wind-down costs, invoices from vendors, and costs resulting from any regulatory-related matters.”

2.
We reissue in part prior comment 4 in our letter dated January 22, 2024. While you specify that the Additional Price Per Share has been determined at the maximum of $0.15, please note the following disclosure on page 28 of Revised Offer to Purchase: “The total Cash Amount payable by the Purchaser pursuant to the Offer and the Merger Agreement is equal to the quotient derived by dividing (A)(1) the Closing Net Cash, plus (2) the Aggregate Exercise Price, minus (3) $10,000,000; by (B) the Company Outstanding Shares. The Additional Price Per Share of $0.15 is equal to the Cash Amount of $4.05 as determined pursuant to the immediately preceding sentence, minus the Base Price Per Share of $3.90.” Please revise this disclosure, which explains how the Cash Amount and the Additional Price Per Share were calculated, to state that the Cash Amount was capped at $4.05.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Tender Offer Materials through the Schedule TO Amendment to add the following underlined language:

“The total Cash Amount payable by the Purchaser pursuant to the Offer and the Merger Agreement is equal to the quotient derived by dividing (A) (1) the Closing Net Cash, plus (2) the Aggregate Exercise Price, minus (3) $10,000,000; by (B) the Company Outstanding Shares; provided, however, that the Cash Amount shall not exceed $4.05 per Share (the maximum amount provided for under the terms of the Merger Agreement). The Additional Price Per Share of $0.15 is equal to the maximum Cash Amount of $4.05 as determined pursuant to the immediately preceding sentence, minus the Base Price Per Share of $3.90.”

* * * * *

If you have any further questions or comments, or if you require any additional information, please contact Robert Phillips of Gibson, Dunn & Crutcher LLP, by telephone at (415) 393-8239. Thank you for your assistance.

Very truly yours,

By:	/s/ Robert W. Phillips
Robert W. Phillips

Via E-mail:

cc:          Ryan Murr, Gibson, Dunn & Crutcher LLP
James Moloney, Gibson, Dunn & Crutcher LLP
Kevin Tang, Concentra Biosciences
Michael Hearne, Concentra Biosciences